Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G Amendment No. 1 dated February 12, 2025 relating to the Common Stock, par value $0.001 per share, of Marinus Pharmaceuticals, Inc. shall be filed on behalf of the undersigned.

SOFINNOVA INVESTMENTS, INC. By: /s/ James Healy
Name: James Healy
Title: Director

SOFINNOVA BIOEQUITIES GP LLC By: /s/ Eric Delbridge
Name: Eric Delbridge
Title: Managing Member

JAMES HEALY By: /s/ James Healy

ERIC DELBRIDGE By: /s/ Eric Delbridge